UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ☐ to ☐.
Commission File No. 1-9195
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KB Home
401 (k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024

Financial Statements and Supplemental Schedule
KB Home 401(k) Savings Plan
Years ended December 31, 2005 and 2004

KB Home 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Administrative Committee, as Plan Administrator
of the KB Home 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the KB Home 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Los Angeles, California
May 12, 2006	/s/ Ernst & Young LLP

KB Home 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments, at fair value	$173,960,201	$139,540,067

Net assets available for benefits	$173,960,201	$139,540,067

See accompanying notes.

KB Home 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2005	2004

Additions
Contributions from:
Plan participants	$23,027,992	$16,716,980
Employer, net of forfeitures	10,316,397	8,520,678

	33,344,389	25,237,658

Investment income:
Interest and dividends	5,176,227	2,812,114
Net appreciation in fair value of investments	13,691,133	13,602,298

	18,867,360	16,414,412
Assets transferred in	649,520	6,734,652

Total additions	52,861,269	48,386,722

Deductions
Benefits paid to participants	18,397,800	12,819,478
Administrative expenses	43,335	31,533

Total deductions	18,441,135	12,851,011

Net increase in net assets available for benefits	34,420,134	35,535,711

Net assets available for benefits
Beginning of year	139,540,067	104,004,356

End of year	$173,960,201	$139,540,067

See accompanying notes.

KB Home 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005
1. General Description of the Plan
The KB Home 401(k) Savings Plan (the “Plan”), formerly Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan, is a defined contribution plan in which all eligible employees of KB Home (the “Company”) are eligible to participate on the first day of the month following the date of hire.
Participants electing to participate in the Plan may contribute up to 15% of their annual compensation, on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 15% of their annual compensation, on an after-tax basis, also by means of payroll deduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.
Effective August 1, 2003, each Participant whose designated rate of employee deferral contribution as of a payroll period is at least 6%, who has attained (or will attain) age 50 before the close of the plan year and whose employee deferral contributions for the plan year will exceed the limits of Internal Revenue Code Section (the “Code”) 402(s) or other Plan limit, is eligible to make a catch-up contribution in accordance with, and subject to the limitations of, Code Section 414(v) as an additional employee deferral contribution.
Unless otherwise elected by the Board of Directors, the Company will match the participant’s pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.
Plan assets are held in trust by Fidelity Management Trust Company, Inc. (the “Trustee”). Plan participants may direct the investment of their funds among one or more of the several fund options offered by the Plan.
Terminating participants may elect to withdraw their contributions, vested Company contributions, and related investment income. Vested benefits totaling $1,000 or less will be distributed as a lump-sum payment. Vested benefits totaling more than $1,000 but less than $5,000 will be rolled into an individual retirement account. Vested benefits totaling $5,000 or more may be kept in the Plan.

KB Home 401(k) Savings Plan
Notes to Financial Statements (continued)
1. General Description of the Plan (continued)
Nonvested Company contributions for terminated employees are forfeited and used by the Company to offset future employer matching contributions. For the years ended December 31, 2005 and 2004, the Company used $1,511,312 and $717,977, respectively, of forfeitures to reduce employer contributions. The forfeiture balances available to offset future employer matching contributions were $488,357 and $451,127 at December 31, 2005 and 2004, respectively.
The Plan allows participant loans and hardship withdrawals subject to certain limitations.
In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.
On February 17, 2004, the assets of the Colony Homes, LLC Employee Savings and Profit Sharing Plan were transferred into the Plan in conjunction with the Company’s acquisition of Colony Homes, LLC. On November 1, 2004, the assets of the Dura-Builders, Inc. 401(k) Profit Sharing Plan and Trust were transferred into the Plan in conjunction with the acquisition of Dura-Builders, Inc. On February 8, 2005, the assets from the PTH Holdings, LLC 401(k) Retirement Plan were transferred into the Plan in conjunction with the acquisition of Palmetto Traditional Homes.
2. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to withdrawn participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by the Company.
The financial statements are based on information provided to the Company and certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

KB Home 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date for mutual funds and common stock and based on closing balances for cash and participant loans.
The fair value of the Plan’s individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004, were as follows:

	December 31,
	2005	2004

Fidelity Contrafund	$20,837,284	$16,349,251
Fidelity Equity Income	13,025,632	12,481,871
Fidelity Intermediate Bond	9,062,202	8,445,555
Fidelity Low-Priced Stock	15,092,335	14,087,417
Fidelity Magellan	18,644,166	17,829,154
Fidelity Retirement Money Market	14,225,919	13,265,807
Strong Growth	*	7,733,900
KB Home common stock	29,428,608	18,129,791

*	Investment balance is less than 5% of the Plan’s net assets.
Net appreciation of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2005 and 2004, were as follows:

	Years ended
	December 31,
	2005	2004

Mutual funds	$6,097,874	$8,103,235
KB Home common stock	7,593,259	5,499,063

	$13,691,133	$13,602,298

KB Home 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Tax Status of the Plan
The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2002, stating that the Plan is qualified, in form, under Code Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

KB Home 401(k) Savings Plan
EIN: 95-3666267    Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of	Current
Identity of Issue	Asset	Value

Mutual Funds:
American Beacon SmCpVal Inst	105,538.121 shares	$2,152,978
Fidelity Asset Manager*	430,257.775 shares	6,905,637
Fidelity Consumer Index*	12,779.176 shares	320,757
Fidelity Contrafund*	321,761.638 shares	20,837,284
Fidelity Cyclical Index*	24,129.785 shares	472,220
Fidelity Equity Income*	246,791.063 shares	13,025,632
Fidelity Financial*	9,004.325 shares	1,036,308
Fidelity Freedom Income*	30,526.629 shares	347,088
Fidelity Freedom 2000*	15,175.090 shares	185,288
Fidelity Freedom 2010*	69,800.748 shares	980,700
Fidelity Freedom 2020*	202,908.810 shares	2,984,789
Fidelity Freedom 2030*	143,772.794 shares	2,159,467
Fidelity Freedom 2040*	182,134.703 shares	1,608,249
Fidelity Healthcare*	14,326.009 shares	1,949,627
Fidelity Intermediate Bond*	880,680.462 shares	9,062,202
Fidelity Low-Priced Stock*	369,547.862 shares	15,092,335
Fidelity Magellan*	175,161.270 shares	18,644,166
Fidelity Natural Resources*	66,913.373 shares	1,622,649
Fidelity Overseas*	113,818.489 shares	4,735,987
Fidelity Retirement Money Market*	14,225,919.290 shares	14,225,919
Fidelity Technology*	22,969.268 shares	1,450,509
Fidelity Utilities GR*	13,417.369 shares	578,289
Managers Fremont Institutional Micro-Cap	7,783.224 shares	108,109
Spartan US Equity Index	114,213.187 shares	5,043,654
Templeton Developing Markets A	210,997.766 shares	4,941,568
Wells Fargo Advantage Growth Fund — Investor Class	396,526.703 shares	8,362,748
KB Home Stock Fund:
KB Home common stock*	405,018.000 shares	29,428,608
Fidelity — Cash*		1,758,051
Participant loans*	Interest rates ranging	3,939,383
	from 4% to 10.5%
	with maturity dates
	through 2020

		$173,960,201

*	Party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KB Home 401 (k) Savings Plan
Dated: May 25, 2006	By:	/s/ DOMENICO CECERE
Domenico Cecere
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

		Sequentially
Exhibit No.	Description	Numbered Page
23.1	Consent of Independent Registered Public Accounting Firm	12